Exhibit 99.1

Century 21 China Real Estate Reports Second Quarter 2011 Unaudited Financial Results

BEIJING, China, August, 16, 2011 - IFM Investments Limited (NYSE: CTC) (“Century 21 China Real Estate” or the “Company”), a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China, today announced its unaudited financial results for the second quarter ended June 30, 2011.

Second Quarter 2011 Highlights(1)

•                  Consolidated net revenue in the second quarter of 2011 was RMB168.5 million (US$26.1 million), an increase of 22.7% from the first quarter of 2011, and an increase of 44.8% from the second quarter of 2010.

•                  Revenue from company-owned brokerage services in the second quarter of 2011 was RMB140.7 million (US$21.8 million), an increase of 17.8% from the first quarter of 2011, and an increase of 32.4% from the second quarter of 2010.

•                  Non-GAAP net loss attributable to IFM Investments Limited for the second quarter of 2011 was RMB79.6 million (US$12.3 million), a decrease of 5.7% from the first quarter of 2011, and an increase of 123.6% from the second quarter of 2010.

•                  Net loss attributable to IFM Investments Limited for the second quarter of 2011 was RMB80.4 million (US$12.4 million), a decrease of 6.2% from the first quarter of 2011, and an increase of 103.5% from the second quarter of 2010.

“While transaction volumes in the secondary market remain depressed by stringent regulations on property sales, we were encouraged by our progress in diversifying our revenue base and controlling costs,” said Mr. Donald Zhang, chairman and chief executive officer of Century 21 China Real Estate. “We will continue to increase efficiency across the network by shifting resources to our most productive locations. We are confident that we have the right strategy in place to ensure that Century 21 China Real Estate has a strong competitive position when the secondary market recovers.”

Mr. Harry Lu, vice chairman and president added, “Century 21 China Real Estate’s primary business performed well in the second quarter, allowing us to increase revenues sequentially. We have focused on building out a healthy pipeline of primary real estate projects and expect to benefit increasingly from this business in the second half of 2011. In the second quarter, we also further developed the Century 21 China Real Estate sub-franchise network in fast-growing tier-two and -three cities, entering into franchise agreements with partners in the cities of Nanjing and Xuzhou.”

Second Quarter 2011 Results

The Company’s total consolidated net revenue in the second quarter of 2011 was RMB168.5 million (US$26.1 million), representing an increase of 22.7% from RMB137.3 million in the first quarter of 2011, and an increase of 44.8% from RMB116.4 million in the second quarter of 2010. The increase was primarily due to the expansion of Century 21 China Real Estate’s company-owned store network, increased per-store productivity (sequentially) and, to a lesser extent, increased revenue from

(1)  This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollar (“US$”) amounts at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB amounts into US$ as of and for the quarter ended June 30, 2011, were made at a rate of RMB6.4635 to US$1.00 which was the noon buying rate on June 30, 2011 in New York for cable transfers in RMB as certified in the H.10 weekly statistical release of the Federal Reserve Board. The Company’s functional and reporting currency is the RMB.

franchise services. The Company entered into two new regional sub-franchise agreements in the second quarter of 2011.

Revenue from company-owned brokerage services in the second quarter of 2011 was RMB140.7 million (US$21.8 million), representing 83.5% of total net revenue, an increase of 17.8% from RMB119.4 million in the first quarter of 2011, and an increase of 32.4% from RMB106.3 million in the second quarter of 2010. This was primarily due to the increase in sales and purchase transaction volumes as a result of store network expansion and the increase in rental commission revenue under the current depressed secondary homes sales and purchase transaction volumes in Beijing and Shanghai.

Revenue from mortgage management services in the second quarter of 2011 was RMB5.9 million (US$0.9 million), representing 3.5% of total net revenue, a decrease of 9.2% from RMB6.5 million in the first quarter of 2011, and an increase of 7.3% from RMB5.5 million in the same quarter of 2010. The sequential decrease was primarily due to lower volumes and fees earned for existing home mortgage loans by the Company in the second quarter of 2011 as compared to the first quarter of 2011.

Revenue from franchise services in the second quarter of 2011 was RMB12.0 million (US$1.9 million), representing 7.1% of total net revenue, an increase of 185.7% from RMB4.2 million in the first quarter of 2011, and an increase of 155.3% from RMB4.7 million in the second quarter of 2010. This was primarily due to an increase in initial franchise fees recognized, as a result of the Company entering into sub-franchise agreements with two new regional sub-franchisors in the second quarter of 2011.

Revenue from primary and commercial services in the second quarter of 2011 was RMB9.9 million (US$1.5 million), representing 5.9% of total net revenue, an increase of 41.4% from RMB7.0 million in the first quarter of 2011. This increase was primarily due to commissions generated through the sale of approximately 37,415 square meters gross floor area of new homes and revenues from consulting services provided on several new commercial development projects in the second quarter of 2011.

Commissions and other agent-related costs in the second quarter of 2011 were RMB119.8 million (US$18.5 million), which was 71.1% of total net revenue, representing an increase of 19.6% from RMB100.2 million in the first quarter of 2011, and an increase of 63.9% from RMB73.1 million in the second quarter of 2010.This increase in commissions and other agent-related costs was mainly attributable to an increase in salaries and benefits for the Company’s sales staff, reflecting an increase in the number of sales professionals employed at the beginning of the second quarter of 2011 as a result of continuing store network expansion.

Operating costs in the second quarter of 2011 were RMB77.5 million (US$12.0 million), which was 46.0% of total net revenue, representing an increase of 11.2% from RMB69.7 million in the first quarter of 2011, and an increase of 68.5% from RMB46.0 million in the second quarter of 2010. The sequential increase was primarily due to an increase in rental costs and store-related costs as a result of a special write-off on store closure-related costs of approximately RMB6.0 million (US$0.9 million), and an increase of RMB 1.4 million (US$0.2 million) in royalty expenses as a result of the sales in two new franchise regions. The year-over-year increase is due to an increase in store rental costs and other costs resulting from an increase in the number of sales offices in Century 21 China Real Estate’s company-owned brokerage network.

Selling, general and administrative expenses in the second quarter of 2011 were RMB52.0 million (US$8.0 million), or 30.9% of total net revenue, representing a decrease of 5.3% from RMB54.9 million in the first quarter of 2011, and an increase of 30.3% from RMB39.9 million in the second quarter of 2010. The sequential decrease was primarily due to a decrease in professional fees accrued and a decrease in share-based compensation expenses incurred. The year-over-year increase was largely due to an increase in non-sales staff hiring and higher marketing expenses.

Loss from operations in the second quarter of 2011 was RMB80.9 million (US$12.5 million), compared to a loss from operations of RMB87.5 million in the first quarter of 2011 and RMB42.6 million in the second quarter of 2010. Non-GAAP loss from operations in the second quarter of 2011 was RMB80.1 million (US$12.4 million), compared to non-GAAP loss from operations of RMB86.2 million in the first quarter of 2011 and RMB38.8 million in the second quarter of 2010.

Foreign exchange loss for the second quarter of 2011 was RMB2.0 million (US$0.3 million), compared to RMB1.8 million in the first quarter of 2011 and RMB2.7 million in the second quarter of 2010, due to US dollar depreciation against the RMB.

Net loss attributable to IFM Investments Limited in the second quarter of 2011 was RMB80.4 million (US$12.4 million), compared to a net loss attributable to IFM Investments Limited of RMB85.7 million in the first quarter of 2011 and RMB39.5 million in the second quarter of 2010. Non-GAAP net loss attributable to IFM Investments Limited for the second quarter of 2011 was RMB79.6 million (US$12.3 million), compared to a non-GAAP net loss attributable to IFM Investments Limited of RMB84.4 million in the first quarter of 2011 and RMB35.6 million in the second quarter of 2010.

Basic and diluted net loss per American depositary share (“ADS”) in the second quarter of 2011 was RMB1.81 (US$0.28). Non-GAAP basic and diluted net loss per ADS in the second quarter of 2011 was RMB1.79 (US$0.28).

Net cash used in operating activities in the second quarter of 2011 was RMB72.8 million (US$11.3 million). Net cash used in investing activities in the second quarter of 2011 was RMB11.1 million (US$1.7 million).

Recent Business Developments

•                  Over the second quarter of 2011, the Company’s CENTURY 21® China Real Estate network covered 31 major cities with an average of more than 1,470 sales offices, including 582 company-owned sales offices in operation and 34 temporarily closed company-owned sales offices. As of June 30, 2011, the Company employed more than 17,600 sales professionals and maintained more than 7.4 million property listings. The Company continued its near term strategy to reduce operating costs in view of current depressed secondary home sales transaction volumes by reducing the number of company-owned stores in operation to 493, with an additional 39 company-owned sales offices temporarily closed, as of the second week of August 2011.

•                  During the second quarter of 2011, the Company entered into agreements with two third-party companies to operate sub-franchised primary and secondary real estate brokerage businesses under the CENTURY 21® brand in the cities of Nanjing and Xuzhou.

•                  As previously announced, the Company closed its acquisition of SG International Investments Limited (Beijing Shanggu) in June 2011. The Company has initially acquired 55% of the equity interest of Beijing Shanggu and plans to acquire an additional 35% of the equity interest of Beijing Shanggu between 2014 and 2019. Pursuant to the acquisition agreement, the total purchase consideration for the initial 55% of equity interest is estimated to be approximately RMB 94.9 million based on the projected future net income of Beijing Shanggu between July 2011 and June 2013. The Company made an initial payment of

RMB25 million in July 2011. The remaining purchase consideration for the acquisition of the initial 55% of the equity interest of Beijing Shanggu will be payable between 2012 and 2014.

•                  The Company announced that Mr. Alan Xia will join Century 21 China Real Estate as Vice President of Investor Relations, Business Development and Fund Management Business, effective September 3, 2011. Mr. Xia joins from Harvest Capital Partners Ltd, where he served as Beijing financial controller. The Company also announced that Mr. Kevin Yung will step down from his position as Executive Vice President on August 31, 2011, upon the cessation of his employment agreement with the Company. Mr. Yung will remain on the Company’s board of directors.

Share Repurchase Program

During the quarter ended June 30, 2011, the Company repurchased 34,412 of its ADSs from the open market. The Company has repurchased an aggregate of 1,498,590 of its ADSs from the open market since November 26, 2010.

Business Outlook

The Company currently estimates that its total net revenue for the third quarter of 2011 will be in the range of RMB170 million to RMB180 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Century 21 China Real Estate’s management will host an earnings conference call on August 16, 2011 at 8 a.m. U.S. Eastern Time (8 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1 617 597 5330
Hong Kong:	+852 3002 1672
UK:	+44 207 365 8426

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “Century 21 China Real Estate Earnings Call.”

A live and archived webcast of the conference call will be available until August 23, 2011 at http://ir.century21cn.com.

About Century 21 China Real Estate

IFM Investments Limited (“Century 21 China Real Estate” or “CTC”) is a leading comprehensive real estate services provider and the exclusive franchisor for the CENTURY 21® brand in China. CTC primarily focuses on China’s fast-growing and highly fragmented secondary real estate market, providing company-owned brokerage services, franchise services, mortgage management services, primary services, commercial services and fund management services. CTC has experienced substantial growth since it commenced operations in 2000, and received numerous awards and recognition as franchisor and real estate services provider for its service quality and business achievements. Century 21 China Real Estate became a public company in January 2010 and its ADSs, each of which represents 15 ordinary shares of CTC, currently trade on the New York Stock Exchange under the symbol “CTC.” For more information about CTC, please visit http://www.century21cn.com/english.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “confident,” “continue,” “estimate,” “expect,” “future,” “intend,” “is currently reviewing,” “it is possible,” “likely,” “may,” “plan,” “potential,” “will” or other similar expressions or the negative of these words or expressions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. Among other things, the Business Outlook section and quotations from management in this press release, as well as the Company’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material adverse effect on the Company’s financial condition and results of operations for one or more periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, the risks outlined in the Company’s Annual Report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. Unless otherwise specified, all information provided in this press release and in the attachments is as of the date of this press release, and the Company does not undertake any obligation to update any such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted loss from operations, adjusted net loss attributable to IFM Investment Limited and adjusted net loss per ADS, each of which is adjusted to exclude share-based compensation. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the condensed financial information included with this press release. One limitation of using non-GAAP financial measures as described above is that these expense charges have been and will continue to be significant recurring expenses in the Company’s business for the foreseeable future. Management compensates for this limitation by providing specific information regarding the GAAP amount excluded from the non-GAAP measure. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

For investor and media inquiries, please contact:

In China:

Lulu Li

Vice President

IFM Investments Limited

Phone: +86-10-6561-7188*333

E-mail: ir@century21cn.com

Josh Gartner

Brunswick Group

Phone: +86-10-6566-2256

Email: ctc@brunswickgroup.com

In the United States:

Cindy Zheng

Brunswick Group

Phone: +1-212-333-3810

Email: ctc@brunswickgroup.com

IFM Investments Limited

Unaudited Condensed Consolidated Balance Sheets

(in thousands)

	December31,	June 30,	June 30,
	2010	2011	2011
	RMB	RMB	US$
ASSETS
Current assets:
Cash and time deposits	640,647	423,297	65,490
Restricted cash	32,498	22,734	3,517
Accounts receivable, net	50,599	60,377	9,341
Loans receivable, net	12,732	32,834	5,080
Amounts due from related parties	1,710	170	26
Prepaid expenses and other current assets	55,096	59,104	9,144
Total current assets	793,282	598,516	92,598
Non-current assets:
Equity investments	6,210	7,123	1,102
Property and equipment, net	78,330	81,509	12,611
Intangible assets, net	34,888	98,779	15,283
Goodwill	16,607	145,312	22,482
Other non-current assets	29,225	29,574	4,576
Total assets	958,542	960,813	148,652

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	17,397	12,315	1,905
Accrued expenses and other current liabilities	163,036	185,990	28,776
Amounts due to related parties	261	266	41
Deferred revenue	9,032	7,817	1,209
Total current liabilities	189,726	206,388	31,931
Long-term deposits payable	13,316	13,440	2,079
Contingent consideration payable	—	69,943	10,821
Deferred tax liabilities	1,803	18,028	2,789
Total liabilities	204,845	307,799	47,620
Redeemable non-controlling interest	—	67,321	10,416

Shareholders’ equity:
Ordinary shares	5,083	5,088	787
Treasury stock	(25,824)	(42,148)	(6,521)
Additional paid-in capital	1,072,079	1,074,757	166,281
Statutory reserves	5,595	5,595	866
Accumulated deficit	(301,865)	(467,947)	(72,398)
Total IFM Investments Limited shareholders’ equity	755,068	575,345	89,015
Non-controlling interest	(1,371)	10,348	1,601
Total shareholders’ equity	753,697	585,693	90,616
TOTAL LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS’ EQUITY	958,542	960,813	148,652

IFM Investments Limited

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per share and per ADS data)

	For the Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2010	2011	2011	2011
	RMB	RMB	RMB	US$

Net revenue	116,449	137,337	168,475	26,066
Costs and expenses:
Commissions and other agent-related costs	(73,100)	(100,227)	(119,835)	(18,540)
Operating costs	(46,029)	(69,746)	(77,547)	(11,998)
Selling, general and administrative expenses	(39,934)	(54,855)	(51,968)	(8,040)
Total costs and expenses	(159,063)	(224,828)	(249,350)	(38,578)
Loss from operations	(42,614)	(87,491)	(80,875)	(12,512)
Interest income	1,443	2,017	2,112	327
Other income	5,391	2,041	45	7
Foreign currency exchange loss	(2,674)	(1,756)	(2,013)	(311)
Loss before income tax and share of associates’ income (loss)	(38,454)	(85,189)	(80,731)	(12,489)
Income tax	(1,494)	(1,243)	(1,173)	(181)
Share of associates’ (loss) income	(34)	377	536	83
Net loss	(39,982)	(86,055)	(81,368)	(12,587)
Net loss attributable to non-controlling interest	500	401	940	145
Net loss attributable to IFM Investments Limited	(39,482)	(85,654)	(80,428)	(12,442)

Net loss per share, basic	(0.06)	(0.13)	(0.12)	(0.02)
Net loss per share, diluted	(0.06)	(0.13)	(0.12)	(0.02)

Net loss per ADS, basic	(0.86)	(1.92)	(1.81)	(0.28)
Net loss per ADS, diluted	(0.86)	(1.92)	(1.81)	(0.28)

Number of shares used in calculating net loss per share, basic	686,523	670,207	667,647	667,647
Number of shares used in calculating net loss per share, diluted	686,523	670,207	667,647	667,647

Number of ADSs used in calculating net loss per ADS, basic	45,768	44,680	44,510	44,510
Number of ADSs used in calculating net loss per ADS, diluted	45,768	44,680	44,510	44,510

IFM Investments Limited

Reconciliations to Unaudited Condensed Consolidated Statements of Operations

(in thousands, except per ADS data)

	For the Three Months Ended
	June 30,	March 31,	June 30,	June 30,
	2010	2011	2011	2011
	RMB	RMB	RMB	US$
GAAP loss from operations	(42,614)	(87,491)	(80,875)	(12,512)
Plus:
Share-based compensation	3,849	1,299	801	124
Non-GAAP loss from operations	(38,765)	(86,192)	(80,074)	(12,388)

GAAP net loss attributable to IFM Investments Limited	(39,482)	(85,654)	(80,428)	(12,442)
Plus:
Share-based compensation	3,849	1,299	801	124
Non-GAAP net loss attributable to IFM Investments Limited	(35,633)	(84,355)	(79,627)	(12,318)
GAAP net loss per ADS, basic	(0.86)	(1.92)	(1.81)	(0.28)
GAAP net loss per ADS, diluted	(0.86)	(1.92)	(1.81)	(0.28)

Non-GAAP net loss per ADS, basic	(0.78)	(1.89)	(1.79)	(0.28)
Non-GAAP net loss per ADS, diluted	(0.78)	(1.89)	(1.79)	(0.28)

Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, basic	45,768	44,680	44,510	44,510

Number of ADSs used in calculating GAAP / non-GAAP net loss per ADS, diluted	45,768	44,680	44,510	44,510